Exhibit 99.3

November 2002

To Our Stockholders

It was great to see so many of you at our recent stockholders' meeting. As those of you who were able to attend the meeting or read our recent press releases are aware, we have had significant news to report recently.

We are pleased to announce strong earnings for the quarter ended September 30, 2002 that were slightly less than $1.2 million, or basic earnings per share of $.42, as compared to $648 thousand or $.26 per share for the year earlier quarter. The Company recognized a significant increase in net interest income of $1.3 million for this quarter over the same period in 2001. Gains on sales of residential real estate loans were also a significant contributor to our earnings results for the quarter as the Company realized an increase in these gains of $251 thousand over the previous year. In addition, the Company experienced tremendous growth this quarter of more than $50 million, to end the quarter at $568.8 million in total assets.

At our stockholders' meeting, we announced that the Board of Directors declared the Company's first cash dividend to stockholders. The dividend of $.05 per share will be payable on January 3, 2003 to stockholders of record on December 16, 2002. It is the Company's intention to consider the payment of dividends on a semi-annual basis. While we anticipate an ongoing need to retain much of the Company's operating income to help provide the capital for continued growth, we believe that operating results have reached a level where we can sustain dividends to our stockholders as well.

On October 22, we announced the sale of the Independent Sales Organization (ISO) related merchant credit card operations of our subsidiary, Quad City Bancard, Inc. (Bancard), to iPayment, Inc. in a transaction that resulted in a gain of approximately $1.2 million or $.44 per share. Historically, Bancard's largest source of revenue has been derived from providing merchant credit card processing to merchants of ISOs. iPayment had recently acquired two large ISOs that provided nearly 75% of Bancard's ISO processing volume. In addition to negotiating the compensation we were to receive for the transfer of this processing volume, we decided to sell the processing rights of our remaining ISO business, as well as the merchant credit card processing relationships owned by Bancard's ISO subsidiary, Allied Merchant Services, Inc. This gain will be reported in our December 2002 quarterly results.

Bancard will continue to provide merchant processing services for Quad City and Cedar Rapids area merchants and to approximately 80 agent banks. We will also continue to provide cardholder services to customers of Quad City Bank & Trust and Cedar Rapids Bank & Trust, as well as the agent banks. John Schricker, President of Bancard, plans to semi-retire prior to the end of 2002 and will provide consulting assistance to Bancard, while Executive Vice President Bill Brockway will leave in November to form his own ISO.

On behalf of our entire organization, we wish to thank John, Bill, and their staff for their efforts in making Bancard a financial success.

Cedar Rapids Bank & Trust (CRBT) continues to make outstanding progress toward profitability as it reached its first anniversary as a charter in September 2002. The new bank's after-tax operating losses were $172 thousand for the quarter, which continue to run slightly better than anticipated, while asset growth continues to exceed expectations. CRBT continues to be a significant contributor to the Company's growth in assets, loans, and deposits since our opening in September of 2001. We have experienced rapid growth in CRBT's first twelve months of operations, reaching total assets of $78.2 million, net loans of $62.6 million, and deposits of $51.8 million, as of September 30, 2002.

The Company's total assets increased 10% to $568.8 million at September 30, 2002 from $518.8 million at June 30, 2002. During the same period, net loans increased by $39.2 million or 10% to $423.7 million from $384.5 million at June 30, 2002. Non-performing assets increased to $4.8 million at September 30, 2002 from $2.3 million at June 30, 2002 and $3.2 million at September 30, 2001. At September 30, 2002 non-performing assets were 1.10% of gross loans in comparison to 1.04% of gross loans at September 30, 2001. Total deposits increased 8% to $405.4 million at September 30, 2002 from $376.3 million at June 30, 2002. Stockholders' equity rose to $34.5 million at September 30, 2002 as compared to $32.6 million at June 30, 2002.

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The increase in  non-performing  assets from June 30, 2002 to September 30, 2002 was primarily due to one commercial lending relationship at Quad City Bank & Trust. The bank is working closely with this customer in an attempt to remedy the situation. Like many other financial institutions, some of our customers are experiencing difficulty in this lagging economy, which could lead to increased loan loss reserves. Given the continued soft economy, management is closely monitoring and providing reserves for the Company's loan portfolio.

Since our formation in February 1993, our fiscal year end has been June 30. On August 21, 2002, our Board of Directors approved a change in the fiscal year end to December 31. We will file a Form 10-K with the Securities and Exchange Commission for the transition period July 1, 2002 through December 31, 2002.

The economic picture is cloudy at best. Economists are mixed in their advice for the economy and the Federal Reserve. While rates were already at their lowest point in 40 years, Fed officials recently cut rates further, moving preemptively against further economic weakness. It would appear that the economy is not the only source of weakness. The tensions with Iraq and concerns regarding corporate governance may not be so easily addressed by monetary policy.

Many of you have read of the Sarbanes-Oxley Act of 2002. The stated goals of the Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors. We have studied the Act closely and recently our Board of Directors formed an Executive Committee (comprised solely of outside, independent directors), which met to review the Act and its impact on the Company. We feel strongly that the underlying principals of the act are consistent with our corporate philosophy, which we have adhered to since our inception almost a decade ago.

We continue to have a positive outlook about our business. Our stock price has held fairly constant this past quarter amid the major stock market slump and, despite extreme market volatility, bank stocks have performed relatively well.

Thanks to our customers, stockholders, and employees for your continued confidence.



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